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03050389

March 27, 2003


RECD S.E.C.
MAR 2 8 2003
1086

BY HAND DELIVERY

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

European Aeronautic Defence and Space Company EADS N.V. ("EADS")
Information Pursuant to Rule 12g3-2(b)
File No. 82-34662

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Dear Sir or Madam:

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release, dated March 10, 2003, announcing EADS's 2002 results, as well as the presentation of the results to analysts and the summary accounts, both of which were first made to investors on March 10, 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami L. Toutounji

5/6

Enclosures

cc: Mark Favero (w/enc.)
EADS

PADOCS01/227224.7

82-34662

EADS delivers solid performance – well prepared for further challenges


RECD S.E.C.
MAR 2 8 2003
1086

- **Company achieves 2002 EBIT of EUR 1,426 million**
- **All financial targets met or exceeded despite weak market**
- **EADS maintains strong Operative Cash Flow and positive Net Cash position**
- **Stronger than expected turnaround in Defence and Civil Systems: EBIT EUR 40 million**
- **Further restructuring at Space Division decided**
- **2003 EBIT expected in the same range as 2002**
- **Further increase in efficiency through cost, cash and contract management**
- **Dividend proposal of EUR 0.30 per share**
- **CEOs: "EADS is well prepared to master the challenges ahead"**

Amsterdam, 10 March 2003

EADS (stock exchange symbol: EAD) successfully masters the difficult market situation and is well on track for 2003. "We have prepared EADS to weather a possible further deterioration of the business climate in 2003. Our ability to rapidly respond to changes in the business environment is proving a huge asset in the current circumstances", the EADS CEOs Philippe Camus and Rainer Hertrich said when the company released its 2002 annual results on Monday. In 2002, EADS achieved solid results in both its commercial and defence businesses and maintained its strong Operating Cash Flow and Net Cash position.

While the Airbus and Aeronautics Divisions were the main contributors to EADS' profitability, the Defence and Civil Systems Division achieved its planned turnaround, which was stronger than expected.

EADS is the second largest global aerospace and defence company, incorporating leading brands like Airbus, Eurocopter, MBDA, Eurofighter and Astrium.

In 2002, EADS achieved an EBIT (Earnings before interest and taxes, pre goodwill amortisation and exceptionals) of EUR 1,426 million (2001: EUR 1,694 million), slightly above its target. Before Research and Development (R&D) costs, EADS slightly improved its EBIT margin from 11.5 % to 11.8 %, despite lower Airbus deliveries. R&D costs increased, as anticipated, to EUR 2.1 billion (2001: EUR 1.8 billion), particularly due to the A380 programme.

CEOs: "2002 was a year of commercial success"

"Despite the difficult environment, 2002 was another year of commercial and financial success. As in the previous year, we are proud to have again met or exceeded,all our financial targets under these circumstances", the EADS CEOs, Philippe Camus and Rainer Hertrich, commented.

"Looking forward, we have positioned EADS to master the new challenges ahead. We are continuously focusing on means to further improve management efficiency in order to generate cash and to reduce cost. In that respect, Divisions and Headquarters have all done their share in 2002", the CEOs said. "In addition, as ever we continue to pursue new order opportunities based on our superior product portfolio. This means that all the levers we can influence are perfectly under control. And once the commercial aviation markets recover, which we now expect at the earliest by the end of 2004, EADS with its increasingly balanced business portfolio will be extremely well positioned to take full advantage of opportunities across the full spectrum of the aerospace, defence and space industry."

Net Cash position of EUR 1.2 billion at the end of 2002 is better than originally anticipated. Cash Flow from operations, which does not include customer financing, remained at EUR 2.7 billion. Free Cash Flow without aircraft financing amounted to EUR 0.6 billion, after high capital expenditures particularly for the A380 programme, confirming the company's ability to self-finance this programme.

The EADS Chief Financial Officer, Hans Peter Ring, said: "In 2002, EADS was very successful in containing at $ 0.6 billion the increase in Airbus and ATR customer financing gross exposure, which was substantially lower than expected."

For 2003, EADS' EBIT is completely hedged against currency fluctuations at an exchange rate of 1EUR = 0.96$. For the years 2004 to 2006, and even beyond, EADS has high volumes of hedging in place at about 0.94$ to 0.95$, greatly limiting the impact of US-Dollar volatility on results.

Dividend proposal of EUR 0.30 per share

The EADS Board of Directors has proposed a dividend of EUR 0.30 per share for the business year 2002 (EUR 0.50 for 2001). This proposal will be submitted to the Shareholders' vote at the Annual General Meeting in Amsterdam on 6 May 2003.

The EADS Chief Financial Officer, Hans Peter Ring, commented, "This proposal is consistent with our dividend policy to pay out about two percent of EADS' market capitalisation, based on an average 2002 share price of about EUR 14. The utmost

focus of management at this time is to maintain the highest standard of financial discipline."

Targets met or exceeded

As reported on 10 February, EADS achieved 2002 revenues of EUR 29.9 billion (2001: EUR 30.8 billion), in line with its forecast.

At EUR 31 billion, order intake demonstrates sustained demand for the company's commercial and defence products, thus further contributing to the order book. The strong order intake, which did not include the expected EUR 17.7 billion A400M programme, is strong evidence of EADS' resilience to market changes.

The EADS order book remained strong at nearly EUR 170 billion, which represents more than five years of business and is still unparalleled in the global aerospace and defence industry. Its decrease, however, is mainly attributable to the revaluation of the order book based on a weaker exchange rate of 1EUR = 1.05$ at year-end, amounting to an adjustment of about EUR 14 billion.

Net Income affected by exceptional items

Net Income in both 2001 and 2002 was significantly affected by goodwill amortisation and exceptional non-cash items. Net Income pre goodwill amortisation and exceptionals was EUR 696 million in 2002, after EUR 809 million in 2001. Earnings per share pre goodwill and exceptionals reached EUR 0.87 (2001: EUR 1.00).

Net Income after goodwill and exceptionals amounted to EUR -299 million. It was negatively impacted by goodwill depreciation of EUR 936 million, including an extraordinary (and not tax deductible) depreciation of EUR 350 million resulting from impairment tests at the Space Division, reflecting further deterioration of the space markets. On the other hand, the 2001 figure of EUR 1,372 million was affected by positive exceptional items mainly resulting from the creation of the integrated Airbus SAS.

Divisions:
Strong turnaround in Defence and Civil Systems

The **Airbus Division** EBIT (Earnings before interest and taxes, pre goodwill amortisation and exceptionals) was EUR 1,361 million, compared to EUR 1,655 million in 2001. R&D cost increased by EUR 257 million to reach EUR 1,682 million, mainly due to the A380 programme. Therefore, the EBIT margin pre-R&D increased from 15 % to 15.6 % despite lower deliveries. Reflecting unrelenting efforts to adapt

to changing conditions, Airbus has set an additional cost saving target of EUR 1.5 billion by 2006 in order to protect its long-term profitability even at lower US$-exchange rates. Airbus delivered 303 aircraft in 2002, slightly ahead of its 300 target. The order backlog of 1,505 aircraft at year-end 2002 was ahead of the competition for the third year. Major successes were the orders by FedEx for 10 A380F Freighters and by the UK low-cost carrier Easyjet for 120 A319 aircraft, as well as winning back a number of significant customers such as KLM and South African Airways. Overall in 2002, with a gross order intake of 300 aircraft, Airbus won a 54 % market share (both in terms of units and value).

The **Military Transport Aircraft Division** recorded an EBIT loss of EUR -80 million (2001: EUR +1 million). The Division's result was impacted by an already reported one time charge from its investment as a subcontractor of the Dornier 728 programme of insolvent Fairchild Dornier amounting to EUR -54 million, by the lost margin for this project and also by the delay of the EUR 17.7 billion A400M order (90 % EADS share), which is now expected for spring 2003.

The **Aeronautics Division** EBIT amounted to EUR 261 million (2001: EUR 308 million). Eurocopter and Military Aircraft were the main profit contributors, with the other Business Units also performing successfully. However, the commercial aviation downturn impacted the civil maintenance and aerostructure businesses of the division. Major defence programmes, such as Tiger (military helicopters) and Eurofighter (combat aircraft) are now entering the delivery phase and will strongly contribute to future profitable growth.

The **Space Division** recorded a negative EBIT of EUR -268 million (2001: EUR -222 million), due to high provisions made in the context of further deterioration of the space markets, mainly for restructuring and investments depreciation, a satellite contract cancellation and losses on some programmes. The implementation of further restructuring at Space is now being facilitated by the full control of Astrium by EADS. The Space Division's management is now implementing a comprehensive restructuring programme, which targets an additional staff reduction estimated at about 1,700 personnel. This reduction will be in addition to the previous plan from last year of about 1,600 employees, currently under implementation mostly in 2003. Savings will be generated through adaptations to market demand, overhead reductions, implementation of integrated cross national centres of competence, industrial reorganisation and savings in procurement. The target is to achieve EBIT breakeven by 2004.

The **Defence and Civil Systems Division** realised a strong turnaround and achieved an EBIT of EUR 40 million (2001: EUR -79 million). Major contributions to this positive development came from the continuously positive results at MBDA and EADS Telecom and from the strong improvements at Systems & Defence Electronics and EADS/LFK, the German missile company. Further strong EBIT

growth is expected as a result of continued restructuring and programmes entering the delivery phase such as Storm Shadow/Scalp EG and PAAMS/Aster.

2003 Outlook

For 2003, the EADS management is setting prudent financial targets that preserve the company's flexibility to respond to market changes. In this uncertain environment, EADS will continue to favour profitability and cash control over market share gains.

EADS presently anticipates 2003 EBIT in the same range as 2002, based on 300 deliveries by Airbus - currently backed by a higher order book - and taking into account the increase in R&D spending to peak levels in 2003.

The EADS 2003 EBIT target also includes a considerable provision for a significant re-engineering of the Space business in order to achieve profitability during 2004. The Space Division 2003 expected EBIT represents a further deterioration compared to 2002 due to ongoing restructuring and programme contingencies, and the first-time full consolidation of Astrium.

These negative effects will be offset by the expected improved performance of the Divisions which are now ramping up defence programmes (Aeronautics, Defence and Civil Systems, and Military Transport Aircraft).

Based on the current exchange rate (1EUR = 1.10$), EADS expects to maintain 2003 revenues in the same range as 2002. Free Cash Flow before customer financing is anticipated to remain positive in 2003, reflecting the continued ability to self-finance the A380 programme. EADS' target for additional customer financing is lower in 2003 than last year's target, and EADS will continue with its restrictive practice of keeping net additions at the lowest possible level.

Highlights of the year 2002

In 2002, EADS again achieved major successes across its range of businesses:

- Airbus won a major contract from the low-cost carrier Easyjet for 120 A319s.
- Federal Express placed a firm order for ten A380-400F freighters (leading to a total of 95 firm orders for the A380 by the end of 2002).
- South African Airways ordered 41 Airbus aircraft to re-equip its entire fleet, and also KLM placed a new order.

- Airbus won a 54 % gross and 57 % net market share in terms of number of aircraft orders.
- EADS is a participant in the team selected to execute the US Coast Guard´s Deepwater programme, with contributions from Defence and Civil Systems, Eurocopter and Military Transport Aircraft.
- Eurocopter won 60% of the world civilian and parapublic helicopter market.
- Rollout of the first series production Eurofighter combat aircraft.
- MBDA signed the Meteor missile contract (EADS share of EUR 0.9 billion at 50 %).
- EADS LFK signed EUR 485 million Taurus missile contract with Germany.
- UK MoD selected Paradigm as the preferred bidder for the Skynet 5 defence programme.
- Ariane won 11 of the year´s 18 commercial launch contracts.
- Agreement reached to acquire 100 % of Astrium (acquisition of BAE Systems' 25 % stake finalised in January 2003).

About EADS:

EADS is a global aerospace and defence company, and is the world's second largest in terms of revenues, having achieved EUR 29.9 billion in 2002. EADS maintains a workforce of more than 100,000 and is a market leader in defence technologies, commercial aircraft, helicopters, space, military transport and combat aircraft, as well as related services. Its family of leading brands includes the commercial aircraft maker Airbus; Eurocopter, the world's largest helicopter manufacturer; Astrium, the space company and MBDA, the world's second largest missile company. EADS is also the biggest partner in the Eurofighter consortium and heads the A400M military transport aircraft programme. EADS has more than 70 facilities in France, Germany, Spain and the UK. It is active in markets around the world, including the U.S., Russia and Asia.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

EBIT Contributors in 2002

EBIT* 2002 (in € m)
Airbus 1,361
Aeronautics 261
Headquarters Consolidation** 112
Defence & Civil Systems 40
-80 Military Transport Aircraft
-268 Space
-348 Total 1,774
1,426

* pre goodwill and exceptionals
** including contribution of 46% stake in Dassault Aviation

EADS - Figures for 2002 (Amounts in Euro)

EADS Group	2002		2001		Change
Revenues, in millions	**29,901**		30,798		-3%
EBITDA[1], in millions	**3,031**		3,213		-6%
EBIT[2], in millions	**1,426**		1,694		-16%
Research and Development costs[3], in millions	**2,096**		1,841		+14%
Net Income, in millions	**-299**		1,372		-
Net Income pre-goodwill amortization and exceptionals, in millions	**696**		809	[4]	-14%
Earnings Per Share (EPS) pre-goodwill amortization and exceptionals	**0.87**		1.00		-0.13 EUR
Net Cash position, in millions	**1,224**		1,533		-20%
Dividend per share	**0.30**	[5]	0.50		-0.20 EUR
Order Intake, in millions	**31,009**		60,208		-48%
Order Book, in millions	**168,339**		183,256		-8%
Employees (at year-end)	**103,967**		102,967		+1%

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortisation and exceptionals

3) Reclassification of jigs and tools depreciation from R&D to cost of sales EUR 205 million in 2001

4) the difference to the previously reported EUR 936 million figure is due to a restatement of the 2001 figure caused by a partial reallocation of exceptionals to minorities amounting to EUR 127 million

5) proposed to AGM on 6 May, 2003

6) Order Intake and Order Book based on gross prices

by Division (Amounts in millions of Euro)	2002	EBIT[2] 2001	Change		2002	Revenues 2001	Change
Airbus	1,361	1,655	-18%		19,512	20,549	-5%
Military Transport Aircraft	-80	1	-		524	547	-4%
Aeronautics	261	308	-15%		5,304	5,065	+5%
Space	-268	-222	-21%		2,216	2,439	-9%
Defence & Civil Systems	40	-79	-		3,306	3,345	-1%
Eliminations & Headquarters	112	31	-		-961	-1,147	-
Total	**1,426**	1,694	-16%		**29,901**	30,798	-3%

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortisation and exceptionals

3) Reclassification of jigs and tools depreciation from R&D to cost of sales EUR 205 million in 2001

4) the difference to the previously reported EUR 936 million figure is due to a restatement of the 2001 figure caused by a partial reallocation of exceptionals to minorities amounting to EUR 127 million

5) proposed to AGM on 6 May, 2003

6) Order Intake and Order Book based on gross prices

by Division (Amounts in millions of Euro)	2002	Order Intake 2001	Change		2002	Order Book 2001	Change
Airbus[6]	19,712	50,279	-61%		140,996	156,075	-10%
Military Transport Aircraft	403	993	-59%		633	1,320	-52%
Aeronautics	5,099	5,315	-4%		13,458	13,722	-2%
Space	2,145	1,333	+61%		3,895	3,796	+3%
Defence & Civil Systems	4,410	3,081	+43%		10,110	9,094	+11%
Eliminations & Headquarters	-760	-793	-		-753	-751	-
Total	**31,009**	60,208	-48%		**168,339**	183,256	-8%

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortisation and exceptionals

3) Reclassification of jigs and tools depreciation from R&D to cost of sales EUR 205 million in 2001

4) the difference to the previously reported EUR 936 million figure is due to a restatement of the 2001 figure caused by a partial reallocation of exceptionals to

minorities amounting to EUR 127 million

5) proposed to AGM on 6 May, 2003

6) Order Intake and Order Book based on gross prices

82-34662


2002 Results
EADS
EADS
Performance & Discipline
Philippe Camus - Rainer Hertrich, CEOs
Hans Peter Ring, CFO
Analysts meeting - Paris - March 10th, 2003

82-34662

Safe Harbor Statement


EADS

Certain of the statements contained in this document are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect the Company's views and assumptions as of the date of the statements and involve known and unknown risk and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

When used in this document, words such as "*anticipate*", "*believe*", "*estimate*", "*expect*", "*may*", "*intend*", "*plan to*" and "*project*" are intended to identify forward-looking statements. Such forward-looking statements include, without limitation, projections for improvements in process and operations, new business opportunities, revenues and revenues growth, operating margin growth, cash flow, deliveries, launches, compliance with delivery schedules, performance against Company targets, new products, current and future markets for the Company products and other trend projections.

This forward looking information is based upon a number of assumptions including without limitation:

- Assumption regarding demand
- Current and future markets for the Company's products and services
- Internal performance including the ability to successfully integrate EADS' activities to control costs and maintain quality
- Customer financing
- Customer, supplier and subcontractor performance or contract negotiations
- Favourable outcomes of certain pending sales campaigns

Forward looking statements are subject to uncertainty and actual future results and trends may differ materially depending on variety of factors including without limitation:

- General economic and labour conditions, including in particular economic conditions in Europe and North America,
- Legal, financial and governmental risk related to international transactions
- The Cyclical nature of some of the Company's businesses
- Volatility of the market for certain products and services
- Product performance risks
- Collective bargaining labour disputes
- Factors that result in significant and prolonged disruption to air travel world-wide
- The outcome of political and legal processes, including uncertainty regarding government funding of certain programs
- Consolidation among competitors in the aerospace industry
- The cost of developing, and the commercial success of new products
- Exchange rate and interest rate spread fluctuations between the Euro and the U.S. dollar and other currencies
- Legal proceeding and other economic, political and technological risk and uncertainties

Additional information regarding these factors is contained in the Company's "document deréférence" dated 18th April 2002.
The Company disclaims any intention or obligation to update these forward-looking statements. Consequently the Company is not responsible for any consequencies from using any of the above statements.

2


EADS

1. **Group overview**
2. Operating performance by division
3. Financials
4. Outlook

3

Meeting the economic challenge


EADS

- Performance and cash targets met
- Book to bill greater than 1, strong order book

... with strong financial discipline

- prudence for continued market uncertainty

4

Business Highlights in 2002


EADS

Airbus:
- 303 delivered aircraft; 233 net orders incl. 120 easyJet a/c
- Cash preserved and financing exposure limited
- A380 review confirms program on track

Defence:
- DCS Turnaround to profitability
- Contracts: Meteor 6 European nations, Taurus Germany, Tiger Australia, NH90 Norway
- Partner in US Coast Guards Deepwater project
- Preferred bidder for Eurofighter Austria, NH90 Greece and Herkules Germany

Space:
- Problems compounded by market deterioration
- Preferred bidder for Paradigm in UK

5

Strategic milestones


EADS

- **Agreements for Defence growth**
  - EADS, Northrop, Thales and Finmeccanica teamed for NATO AGS (Air Ground Surveillance)
  - Northrop's Global Hawk flies with EADS payload (Euro Hawk)
  - Full control of Paradigm (secure telecommunication for British MoD)
  - MBDA and Thales improve cooperation in missile seekers
- **Extending our global reach**
  - Ralph Crosby head of EADS North America, member of EADS Executive Committee
  - Eurocopter maintenance centre in China, facility in the US
  - EADS Telecom office in Hong-kong
  - Airbus signs up 6 Japanese partners for A380
- **Efficiency improvement**
  - Full control of Astrium early 2003 clears the path to restructuring
  - Organisation improvement for Cross-business-unit developments
  - Expansion of sourcing agreements (Honeywell, Thales,...)

6

2002 Financial overview


EADS

in € bn	2002	2001
Revenues	29.9	30.8
EBIT*	**1.4**	**1.7**
FCF before cust. financing **	**0.6**	**0.9**
New orders	31.0	60.2

	Dec. 2002	Dec. 2001
Net Cash position	**1.2**	**1.5**
Total Order book	168.3	183.3

* pre goodwill and exceptionals

** excluding investments in medium term securities (2002: 264 €m and 2001: 390 €m)

7

Successful cash management


EADS

- Maintained strong net cash position **at € 1.2 bn**
- Customer financing exposure significantly contained
- Pre Delivery Payment flow limits working capital requirement
- Post-Sept 11th **cost saving plans** support strong CF from operations and working capital at €2.7 bn
- Positive Free CF before customer financing including A380 investments ramp-up
- Flexible access to debt market


8.6%
2001
8.9%
2002

CF from operations and working capital (in % of revenues)

8

82-34662

EBIT Contributors



EBIT* 2002 in € m

	Airbus	**1,361**	➢Lower deliveries, higher R&D
	Aeronautics	**261**	➢Commercial aviation downturn
	HQ Consolidation**	**112**	➢HQ cost savings
	DCS	**40**	➢Turnaround thanks to restructuring
(80)	MTA		➢One-time depreciation charge
(268)	Space		➢Cancellation, technical issues, restruct
(348)	**Total**	1,774	

(348) + 1,774 → **1,426**

* pre goodwill and exceptionals
** including contribution of 46% stake in Dassault Aviation

9

82-34662


Enhance Profitability
EADS
in €bn
3.5
3.5
EBIT* before-R&D
1.8
2.1
R&D expenses
1.7
1.4
EBIT*
FY2001
FY2002
11.5%
2001
11.8%
2002
EBIT margin before R&D
... and deliver on all promises
We promised
and achieved
Book-to-bill over one
1.04
EBIT* of 1.4 €bn
€ 1.4 bn
Revenues stable
€ 29.9 bn
Net cash position slightly positive
€ 1.2 bn
* pre goodwill and exceptionals
10



1. Group overview
2. **Operating performance by division**
3. Financials
4. Outlook

11

Airbus



€ m	2002	2001
Deliveries (in units)	303	325
Revenues	19,512	20,549
R&D self-financed	1,682	1,425**
in % of revenues	8.6%	6.9%
EBIT*	1,361	1,655
in % of revenues	7.0%	8.1%
Order book	140,996	156,075
in units	1,505	1,575
in yrs of prod.***	5.0	5.3

* pre goodwill and exceptional depreciation of fair value adjustments

** Jigs & tools depreciation reclassified from R&D expenses to cost of sales: 205 € m

*** based on 300 deliveries


99%
civil

based on 2002 revenues

- EBIT margin before R&D up, resists decrease in deliveries
- Absorption of market changes through production flexibility
- Gross order intake of 300 a/c
- A380 order book reaches 95 a/c
- Total Order book largest in industry
- A380 programme on track for entry into service in 2006, update of R&D outlays

12

82-34662



A380 in full scale development
EADS
Self-financed R&D expensed by quarter in € m
650
450
250
50
64
356
93
412
101
445
126
628
150
403
154
473
193
480
322
740
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
A380 R&D
EADS total R&D
Cumulative A380 R&D = 1.3€bn
Capex by quarter in € m
1000
500
0
30
704
50
330
70
258
150
904
175
507
230
383
190
626
315
798
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
A380 Capex
EADS total Capex*
Cumulative A380 capex = 1.2€bn
* including leased aircraft and RVG reclassification (2001: 604€m; 2002: 101€m)
13

MTA


EADS

€ m	2002	2001
Revenues	524	547
R&D self-financed	40	53
in % of revenues	7.6%	9.7%
EBIT*	(80)	1
in % of revenues		0.2%
Order book	633	1,320

* pre goodwill and exceptional s

- Fairchild Dornier insolvency impact on EBIT (-54 €m) and order book (-0.5 €bn)
- EADS selected partner in Deepwater programme
- A400M contract (17.7 €bn**):
  - → Germany commits to 60 and terms are set for new total of 180
  - → final stage of negotiation


94%
defence
based on 2002 revenues

** EADS share

14

82-34662

Aeronautics



EADS

€ m	2002	2001
Revenues	5,304	5,065
R&D self-financed	150	132
in % of revenues	2.8%	2.6%
EBIT*	261	308
in % of revenues	4.9%	6.1%
Order book	13,458	13,722

* pre goodwill and exceptional s

- Civil aviation downturn and R&D increase impact EBIT
- Eurocopter:
  - 367 a/c deliveries
  - No.1 worldwide in orders
  - Partner in Deepwater programme
  - NH90: Greece selection
- Eurofighter:
  - serial production ramp up following delays
  - selected by Austria



49% defence
51% civil
others*
25%
47% Eurocopter
28%
Military Aircraft

based on 2002 revenues

* ATR, Sogerma, Socata, EFW

15

82-34662

Space



€ m	2002	2001
Revenues	2,216	2,439
R&D self-financed	59	60
in % of revenues	2.7%	2.5%
EBIT*	(268)	(222)
in % of revenues		
Order book	3,895	3,796

* pre goodwill and exceptional s


defence
19%
81%
civil


EADS LV
43%
57%

Astrium (75% stake)

based on 2002 revenues

- EBIT impacted by technical difficulties, investment depreciations, one contract cancellation and restructuring
- Order intake increase due to M51 development, Amazonas and Hellasat
- Arianespace wins 11 of 18 commercial launch orders.
- Astrium:
  - → Full control assumed early 2003 leading to reorganisation of launcher assets.
  - → Preferred bidder for Skynet 5
- Drastic restructuring to achieve EBIT breakeven in 2004

16

Space: roadmap to profitability


EADS

- **Starting point : Current difficulties**
  - Telecom market degradation exacerbates industry overcapacity
  - Inherent programme risks, Ariane 5 accident
  - Budgets constrain institutional and scientific programs
  - EBIT losses stem from risk provisions, depreciation and restructuring
- **Actions under-way**
  - Full control of Astrium clears the path for strategic actions
  - Reorganisation of the division in three integrated businesses: satellites, launchers, services under unified management
  - Implement drastic incremental restructuring plan
- **Strategic goals and performance target**
  - Restore profitability
  - Drive satellite sector consolidation
  - Industrial integration of the European Launcher sector
  - Leverage growth from Galileo, Skynet5

17

Space restructuring



- **Plan initiated in 2002**
  - Reorganisation of satellite BU in 3 prime and 1 sub-systems divisions
  - Headcount reduction of 1,600 people mostly in 2003
  - Full set of actions : Make or Buy policy, strengthen expertise, synergies with other divisions
- **Additional plan under implementation**
  - Further reduction of about 1,700 jobs in 2 steps
  - Site specialization and activity allocation among fewer competence centres
  - Sourcing reorganisation
  - Program engineering : product standardisation and resources pooling

Annual cost saving target by 2004

Sourcing 29%

Headcount reduction

€495m

Initial plan'02 €210m

Defence and Civil Systems



€ m	2002	2001
Revenues	3,306	3,345
R&D self-financed	167	173
in % of revenues	5.1%	5.2%
EBIT*	40	(79)
in % of revenues	1.2%	
Order book	10,110	9,094

* pre goodwill and exceptional s


85% defence
Services 5%
Systems & Defence Electronics
Telecoms 23%
31%
41%
Missiles

based on 2002 revenues

- EBIT* turnaround on track, break-even target exceeded
- Site optimization by centres of competence completed
- Missiles Systems: Meteor (0.9 €bn EADS share) and Taurus (0.5 €bn) contracts signed
- Services: EADS preferred bidder for Herkules with German MoD (1.5 €bn EADS share)

19


EADS

1. Group overview
2. Operating performance by division
3. **Financials**
4. Outlook

20

82-34662

Profit & loss highlights



	2002		2001	
	€ m	in % of Revenues	€ m	in % of Revenues
Revenues	**29,901**		**30,798**	
self-financed R&D	2,096	7.0%	1,841 **	6.0%
EBITDA	3,031	10.1%	3,213	10.4%
EBIT*	**1,426**	**4.8%**	**1,694**	**5.5%**
EBIT* before R&D	**3,522**	**11.8%**	**3,535 ****	**11.5%**
Interest result	(81)	(0.3%)	63	0.2%
Taxes	(453)	(1.5%)	(646)	(2.1%)
Net income	(299)	(1.0%)	1,372	4.5%
Net Income*	**696**	**2.3%**	**809 *****	**2.6%**

* pre goodwill and exceptionals
** Jigs & tools depreciation reclassified from R&D expenses to cost of sales 205€m
*** Adjustment from previously reported figure for minority interests (127€m)

21

Goodwill and exceptionals


EADS

in € m	*Value as of Dec. 31, 2002*	Amortisation 2002	2001
Net Income		**(299)**	**1,372**
Goodwill amortisation	***9,586***	**936**	**1,466**
- Normal amortisation		586	676
- Extraordinary amortisation / impairment		350	790
Exceptionals		**243**	**(1,944)**
- Fair value adjustments to fixed assets	*1,298*	227	260
- Fair value adjustments to inventories	*20*	16	275
- Extraordinary gain from Airbus and MBDA creations		-	(2,794)
- Impairment test on Nortel JV		-	315
Tax impact on exceptional fair value		**(88)**	**(182)**
Minorities and others		**(96)**	**97**
Net Income pre Goodwill and Exceptionals		**696**	**809**

Restructuring, write-off and disposal items included in EBIT*


EADS

€m		2002	2001
EBIT *		**1,426**	**1,694**
EBIT* margin (% of revenues)		4.8%	5.5%
EADS EBIT* includes the following items			
Airbus	Aircelle disposal	63	-
	Restructuring	-	(96)
MTA	Asset depreciation	(54)	-
Space	Contract cancellation	(62)	-
	Asset depreciation	(56)	(189)
	Restructuring	(105)	(91)
DCS	Risk program provision	-	(40)
	Restructuring	(31)	(34)
Others	Restructuring	(25)	-

* pre goodwill and exceptionals

23

82-34662

Development of net cash


EADS

in € m	2002	2001
Net cash at the beginning of the period	**1,533**	**1,305**
Gross Cash Flow from Operations*	1,862	2,654
Change in working capital	804	2
Cash used for investing activities**	(2,953)	(1,882)
of which Industrial Capex (net)***	(2,093)	(1,311)
of which Customer Financing net additions	(865)	(93)
Free Cash Flow**	**(287)**	**774**
Free Cash Flow before customer financing	*578*	*867*
Share Buy-back	(156)	0
Dividends paid to shareholders	(403)	(404)
Capital increase	16	21
Others****	521	(163)
Net cash at the end of the period	**1,224**	**1,533**

* gross cash flow operations, excl. working capital change

** incl. customer financing cash impact, excl. change in securities (2002: 264€m; 2001: 390€m)

*** excl. leased assets and financial assets

**** mainly foreign exchange differences on US$ denominated debt

24

Strict control of customer financing


EADS

A discretionary tool ...

- Granted on a case-by-case basis
- Pricing in line with market conditions
- Active sell-down policy ($0.8bn sold in 2002)

... used conservatively

- Almost 100% of customer financing is secured on aircraft
- EADS applies systematic discount to independent appraisals
- Net exposure is fully provisioned
- Exposure spread over 40+ airlines and 140 aircraft

Outstanding gross customer financing exposure at year-end (US$bn)


7
6
5
4
3
2
0,9
5,76
0,88
07
0,87
29
0,82
87
0,73
52
0,64
1
1997
1998
1999
2000
2001
2002
100% Airbus
50% ATR

Includes on and off balance sh

Total gross customer financing exposure*

€ 4.2 bn

Provision € 1.6 bn

Estimated Collateral € 2.6 bn

as of 31 Dec. 2002

adjusted for stipulated loss values

25

82-34662

EADS has locked in attractive rates to secure future earnings


EADS

Total hedge portfolio (US$ 40 bn)*
Volume already hedged


US$ bn
12
10
8
6
4
2
0
10.9
8.3
6.3
5.7
4.6
4.2
1.7
0.6

	2003	2004	2005	2006	2007	2008	2009	2010
$/€	0.96	0.94	0.94	0.95	0.95	0.95	0.95	0.98
$/£	1.53	1.53	1.47	1.46	1.46	1.46	1.46	1.49

Hedge rates applicable to EBIT



Approx. 50% of EADS US$ revenues are naturally hedged by US$ procurement

*as of December 2002

26


EADS

1. Group overview
2. Operating performance by division
3. Financials
4. **Outlook**

27

2003 Guidance


EADS

Prudent financial targets preserve our flexibility to respond to market changes

- Based on 300 deliveries and the current $ rate (1€ = 1.10 $), **we expect 2003 revenues in the same range as 2002**. Growth from the first time 100% consolidation of Astrium and the ramp up of Defence programs would be offset by the deterioration of the $ rate (average 2002 € = 0.95 $)
- **We expect 2003 EBIT in the same range as 2002**. Improved performance driven by the ramp up of Defence programs would be offset by Space restructuring, the first time 100% consolidation of Astrium losses and an R&D increase.
- Our top priority remains **cash control** and customer financing containment. We expect positive Free Cash Flow

28

EADS delivers


EADS

Calculated and realistic approach to:

- Monitor and manage market uncertainties
- Enhance defence growth
- Turn Space around
- Generate value through efficiencies

29

EADS is sticking to its prudent policy, and keeping management focus on cash, on cost, and on generating contracts for growth.

- Airbus is an ongoing success story, even in the present uncertainties, but we continuously manage to adapt.
- We show results for our efforts to develop the defence business, and we will continue to do so.
- We intend to return space to profitability as early as 2004
- And we never take our attention off the strenghtening of efficiencies to generate value.

82-34662


EADS
EADS
Appendix

Balance Sheet Highlights


EADS

in € m	Dec. 2002	Dec. 2001
Assets	**47,400**	**48,715**
of which Goodwill	9,586	10,442
of which cash & equivalents, securities	6,200	8,033
of which positive hedge mark-to-market	2,819	54
Stockholders' equity	**12,765**	**9,877**
of which OCI (Other Comprehensive Income)	2,452	(1,278)
Minority interest	**1,361**	**559**
Total provisions	**8,248**	**11,918**
of which pensions	3,392	3,176
of which negative hedge mark-to-market	161	3,673
of which other provisions	4,695	5,069
Deferred tax liabilities & income	**4,734**	**3,764**
Liabilities	**20,292**	**22,597**
of which financial debts	4,976	6,500
of which European gvts refundable advances	4,265	3,469
Total liabilities and stockholders'equity	**47,400**	**48,715**
Closing rate $/€	1.05	0.88

31

82-34662

Consolidated Statements of Income



	Dec. 2002		Dec. 2001		Variation	
	€ m	%	€ m	%	€ m	%
Revenues	**29,901**	**100%**	**30,798**	**100%**	**(897)**	**(3%)**
Cost of sales	(24,465)	(82%)	(25,440)*	(83%)	975	(4%)
Gross margin	**5,436**	**18%**	**5,358**	**17%**	**78**	**1%**
Selling, general administration	(2,251)	(8%)	(2,186)	(7%)	65	(3%)
Research and development costs	(2,096)	(7%)	(1,841)*	(6%)	(255)	14%
Other operating income/ expenses	7	0%	2,649	9%	(2,642)	(10[illegible]
Amortization of Goodwill	(936)	(3%)	(1,466)	(5%)	530	(36[illegible]
Result before financial inc. and income tax	**160**	**1%**	**2,514**	**8%**	**(2,354)**	**(94[illegible]**
Financial result	27	0%	(513)	(2%)	540	(105%
Income taxes	(453)	(2%)	(646)	(2%)	193	(30%
Minority interest	(33)	(0%)	17	0%	(50)	(294%)
Net income	**(299)**	**(1%)**	**1,372**	**4%**	**(1,671)**	**(122%)**

* Jigs & tools depreciation reclassified from R&D expenses to cost of sales € 205 m

Net Income pre goodwill and exceptionals



in € m	Dec. 2002	Dec. 2001
Net Income	(299)	1,372
Goodwill amortisation	936	1,466
Exceptionals:		
Dilution gain Airbus UK / MBDA		(2,794)
Fair value adjustment on fixed assets	227	260
Fair value adjustment on financial assets		315
Fair value adjustment on inventories	16	275
Tax impact on exceptional fair value	(88)	(182)
Minorities and others	(96)	97
Net Income*	696	809
EPS* (1)	0.87 €	1.00 €

* pre goodwill and exceptionals

(1) average number of shares outstanding : 804,116,877 in 2002 and 807,295,879 in 2001

33

EBIT* calculation


EADS

in € m

	Dec. 2002	Dec. 2001
Result before financial inc. and income tax	**160**	**2,514**
Income from investments	87	(342)
EBIT	247	2,172
Exceptionals:		
Goodwill amortisation	936	1,466
Fair value adjustment	243	850
Dilution gain Airbus UK and MBDA	0	2,794
EBIT*	**1,426**	**1,694**

* pre goodwill and exceptionals

34

Quarterly revenues breakdown (cumulative)


EADS

in €m	Q1		Q2		Q3		Q4	
	2002	2001	2002	2001	2002	2001	2002	2001
Airbus	4,646	4,600	9,870	9,982	13,750	14,431	19,512	20,549
MTA	101	70	234	195	310	306	524	[illegible]
Aeronautics	936	883	2,226	2,020	3,363	3,161	5,304	5[illegible]
Space	426	402	882	1,054	1,389	1,543	2,216	2,[illegible]
DCS	539	589	1,245	1,358	1,874	2,044	3,306	3,3[illegible]
HQ/Elim.	(240)	(268)	(483)	(566)	(690)	(800)	(961)	(1,14[illegible]
Total EADS	**6,408**	**6,276**	**13,974**	**14,043**	**19,996**	**20,685**	**29,901**	**30,79[illegible]**

35

Quarterly EBIT* breakdown (cumulative)


EADS

in €m	Q1		Q2		Q3		Q4	
	2002	2001	2002	2001	2002	2001	2002	2001
Airbus	396	427	874	797	1,072	1,131	1,361	1,655
MTA	(12)	(12)	(72)	(21)	(79)	(12)	(80)	[illegible]
Aeronautics	16	19	63	85	132	144	261	[illegible]
Space	(33)	2	(85)	29	(101)	(8)	(268)	[illegible]
DCS	(72)	(87)	(71)	(128)	(91)	(163)	40	[illegible]
HQ/Elim.	20	(39)	66	2	80	31	112	31
Total EADS	**315**	**310**	**775**	**764**	**1,013**	**1,123**	**1,426**	**1,694**

* pre goodwill and exceptionals

Customer financing exposure


EADS

as of December 31		all figures in € m
Figures for 100% Airbus	**2002**	**2001**
closing rate $/€	1.05	0.88
Total Gross exposure*	**3,581**	**3,505**
of which off-balance sheet	*891*	*1,236*
Estimate value of collateral	(2,062)	(1,988)
Net exposure	**1,519**	**1,517**
Provision	(1,519)	(1,517)
AIRBUS Net exposure after provision	**0**	**0**

Figures for 50% ATR	**2002**	**Dec.31, 2001**
Total Gross exposure	**610**	**828**
of which off-balance sheet	*156*	*174*
Estimate value of collateral	(538)	(710)
Net exposure	**72**	**118**
Provision	(72)	(118)
ATR Net exposure after provision	**0**	**0**

* Adjusted for stipulated loss values

37

Dividend policy



EADS Board of Directors propose to pay 0.30 € per share as dividend for 2002.


0,6
0,5
0,4
0,3
0,2
0,1
0
0,5
0,5
0,3
2000
2001
2002

38

82-34662

EADS regional breakdown



2001 revenues / 2002 revenues



11%
9%
34%
46%
Rest of the World
Asia
North America
Europe
8%
9%
35%
48%

Backlog at year-end 2002



Rest of the World
11%
Asia
10%
Europe
34%
North America

39

Defence: strong growth across segments



2002 Revenues


Defence
20%
Civil
80%


5%
4%
8%
17%
22%
16%

Eurocopter
- Military Aircraft
- Space
- Systems, Defence Electronics, Services
- Missiles
- Telecom
- Military Transport Aircraft
- Airbus

Defence revenues: Target growth + 60% from 2002 to 2005


Revenues € bn
10
8
6
4
2
0
2002
e2003
e2004
e2005

Airbus
Space
Missiles
Telecom
Systems & Defence Elect.
Military Transport Aircraft
Military Aircraft
Eurocopter

40

82-34662

New programmes will drive growth in defence secured by strong backlog


EADS


Revenues €bn
4
3.5
3
2.5
2
1.5
1
0.5
2002
e2003
e2004
e2005
Helios
Military Launcher Space
MTA programs
A400M*
Storm Shadow
Meteor
Aster
Tiger
NH90
Eurofighter



* signature expected in 2003

41

EADS N.V.

Consolidated Income Statements

for the years 2002, 2001 and 2000

in millions of€	2002	2001	2000
Revenues	29,901	30,798	19,427
Cost of sales	(24,465)	(25,440)	(16,157)
Gross margin	**5,436**	**5,358**	**3,270**
Selling, administrative and other expenses	(2,492)	(2,561)	(2,144)
Research and development expenses	(2,096)	(1,841)	(924)
Other income	248	3,024 *	251
Amortization of goodwill and related impairment losses	(936)	(1,466)	(277)
Income before financial result income taxes and minority interests	**160**	**2,514**	**176**
Income (loss) from investments	87	(342)	110
Interest income (expense), net	(81)	63	(42)
Other financial result	21	(234)	(1,388)
Financial result	27	(513)	(1.320)
Profit (loss) before income taxes and minority interests	**187**	**2,001**	**(1,144)**
Income taxes	(453)	(646)	264
Minority interests	(33)	17	(23)
Net income (loss)	**(299)**	**1,372**	**(903)**
Earnings per share	**€**	**€**	**€**
Basic and diluted	-0.37	1.70	(2.34)
Dividends per share (2002: proposal)	**0,30**	**0.50**	**0.50**

Since EADS did not exist in the first half of 2000, earnings per share are based on the number of shares outstanding and stock options granted as of December 31, 2000.

The figures presented for 2000 include for the first half year only Aerospatiale Matra

* of which in 2001, dilution gains from Airbus and MBDA creation for € 2.8 bn

EADS N.V.

Consolidated Balance Sheets
at December 31, 2002 and 2001

in millions of€

Assets	2002	2001
Intangible assets	9,789	10,588
Property, plant and equipment	10,509	10,050
Investments in associates	1,333	1,252
Other investments and long-term financial assets	3,542	3,474
Fixed assets	**25,173**	**25,364**
Inventories	2,700	2,469
Trade receivables	4,114	5,183
Other receivables and other assets	5,256	2,633
Securities	4,497	5,341
Cash and cash equivalents	1,703	2,692
Non-fixed assets	**18,270**	**18,318**
Deferred taxes	**2,992**	**4,288**
Prepaid expenses	**965**	**745**
Total assets	**47,400**	**48,715**
Liabilities and shareholders'holders`equity		
Capital stock	811	809
Reserves	9,658	10,346
Accumulated other comprehensive income	2,452	(1,278)
Treasury Shares	(156)	0
Stockholders`equity	**12,765**	**9,877**
Minority interests	**1,361**	**559**
Provisions	**8,248**	**11,918**
Financial liabilities	4,976	6,500
Trade liabilities	5,070	5,466
Other liabilities	10,246	10,631
Liabilities	**20,292**	**22,597**
Deferred taxes	**2.014**	**806**
Deferred income	**2,720**	**2,958**
Total liabilities and equity	**47,400**	**48,715**

EADS N.V.
Consolidated Statements of Changes in Shareholders' Equity
for the years 2002, 2001 and 2000

in millions of €		Capital stock	Reserves	Accumulated other comprehensive income	Treasury shares	Total
Balance at January 1, 2000		**1,231**	**992**	**87**		**2,310**
EADS N.V. (fifty thousand €)		.	.	.	.	.
Contribution of ASM to EADS N.V. (book value)		(827)	827			0
Contribution of Dasa to EADS N.V. (fair value)		266	5,969			6,235
Contribution of CASA to EADS N.V. (fair value)		45	1,002			1,047
Capital increase		80	1,366			1,446
Capital increase ESOP (incl. discount)		12	193			205
IPO-Costs (net of tax)			(56)			(56)
Net loss			(903)			(903)
Dividend			(31)			(31)
Other comprehensive income				(3)		(3)
Balance at December 31, 2000		**807**	**9,359**	**84**		**10,250**
First application of IAS 39				(337)		(337)
Balance at January 1, 2001, adjusted		**807**	**9,359**	**(253)**		**9,913**
Capital increase ESOP		2	19			21
Net profit			1,372			1,372
Dividend			(404)			(404)
Other comprehensive income				(1,025)		(1,025)
thereof changes in fair values of securities				(10)		
thereof changes in fair values of hedging instruments				(878)		
thereof currency translation adjustment				(137)		
Balance at December 31, 2001/ January 1, 2002		**809**	**10,346**	**(1,278)**		**9,877**
Capital increase ESOP	17, 27	2	14			16
Net loss	26		(299)			(299)
Dividend	17		(403)			(403)
Purchase of treasury shares	17				(156)	(156)
Other comprehensive income				3,730		3,730
thereof changes in fair values of securities				(10)		
thereof changes in fair values of hedging instruments				2.713		
thereof currency translation adjustment				1.027		
Balance at December 31, 2002		**811**	**9,658**	**2,452**	**(156)**	**12,765**

The figures presented for 2000 include for the first half year only Aerospatiale Matra

The accompanying notes are an integral part of these Consolidated Financial Statements